Exhibit 2.1

ASSET PURCHASE AGREEMENT

dated as of

December 22, 2014

among

REVELATION ENERGY, LLC,

JAMES RIVER COAL COMPANY

and

THE SUBSIDIARIES OF JAMES RIVER COAL COMPANY LISTED ON SCHEDULE A HERETO

i

Section 4.08.	Finders’ Fees	19
Section 4.09.	Assurances Regarding Permits	19
Section 4.10.	Inspections; No Other Representations	20

ARTICLE 5
COVENANTS OF THE SELLERS

Section 5.01.	Conduct of the Purchased Business	20
Section 5.02.	No Changes in Business	21
Section 5.03.	Access to Information	22
Section 5.04.	Bankruptcy Process	22
Section 5.05.	Additional Bankruptcy Matters	23

ARTICLE 6
COVENANTS OF BUYER

Section 6.01.	Confidentiality	23
Section 6.02.	Access; Sellers Confidentiality	24
Section 6.03.	Bankruptcy Actions	24

ARTICLE 7
COVENANTS OF BUYER AND THE SELLERS

Section 7.01.	Further Assurance	24
Section 7.02.	Certain Filings	25
Section 7.03.	Permit and Surety Bond Matters	25
Section 7.04.	Public Announcements	26
Section 7.05.	WARN Act	26
Section 7.06.	Notification of Certain Events	26
Section 7.07.	Bankruptcy Court Approval	26
Section 7.08.	Removal of Excluded Assets	27

ARTICLE 8
TAX MATTERS

Section 8.01.	Tax Cooperation; Responsibility for Taxes	27

ARTICLE 9
EMPLOYEES

ARTICLE 10
CONDITIONS TO CLOSING

Section 10.01.	Conditions to Obligations of Buyer and the Sellers	29
Section 10.02.	Conditions to Obligation of Buyer	29
Section 10.03.	Conditions to Obligation of the Sellers	29
Section 10.04.	Frustration of Closing Conditions	30
ii

Exhibit A	Assignment and Assumption Agreement
Exhibit B	Excluded Equipment
Exhibit C	Surety Letter Agreement

Schedule A	Subsidiaries

iii

ASSET PURCHASE AGREEMENT

ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of December 22, 2014 by and among Revelation Energy, LLC, a Kentucky limited liability company (“Buyer”), James River Coal Company, a Virginia corporation (“James River”), and the Subsidiaries (as hereinafter defined) of James River set forth on Schedule A (collectively, the “JRCC Subsidiaries”, and together with James River, the “Sellers”; each of the Sellers is a debtor and debtor in possession under the Bankruptcy Code, as hereinafter defined).

W I T N E S S E T H :

WHEREAS, James River and its Subsidiaries conduct a business that mines, processes, markets and sells thermal and specialty coal through mining complexes located throughout eastern Kentucky;

WHEREAS, on April 7, 2014 (the “Petition Date”), James River and all of its wholly owned Subsidiaries filed a voluntary petition for relief commencing a case under chapter 11 of the Bankruptcy Code (as hereinafter defined) in the United States Bankruptcy Court for the Eastern District of Virginia (the “Bankruptcy Court”);

WHEREAS, Buyer desires to purchase certain assets and assume certain liabilities of the Purchased Business (as hereinafter defined) from the Sellers, and the Sellers desire to sell substantially all of the assets and transfer certain liabilities of the Purchased Business to Buyer, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, the parties hereto intend to effectuate the transactions contemplated by this Agreement pursuant to sections 105, 363 and 365 of the Bankruptcy Code and the Bidding Procedures Order (as hereinafter defined) with respect to which this Agreement is a stalking horse bid; and

WHEREAS, the execution and delivery of this Agreement and the Sellers’ ability to consummate the transactions set forth in this Agreement are subject, among other things, to the entry of the Sale Order (as hereinafter defined).

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01.      Definitions. As used herein, the following terms have the following meanings:

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings.

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“Alternative Transaction” means a (i) plan of reorganization or (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, tender offer, share exchange or otherwise to one or more third parties of any Purchased Assets, including through a public auction.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Avoidance Action” means any avoidance, preference or recovery, claim, action or proceeding arising under chapter 5 of the Bankruptcy Code or under any similar state or federal law.

“Bankruptcy Case” means the case, as jointly administered, commenced by the Sellers under chapter 11 of the Bankruptcy Code, styled In re James River Coal Company, et al., Case No. 14-31848 (KRH) and pending before the Bankruptcy Court.

“Bankruptcy Code” means title 11 of the United States Code, sections 101 et. seq.

“Bidding Procedures” means the strategic transaction bidding procedures approved by the Bidding Procedures Order, together with such changes thereon, if any, as shall have been made in accordance with the Bidding Procedures Order.

“Bidding Procedures Order” means that certain order entered by the Bankruptcy Court on May 9, 2014, approving the Bidding Procedures, as such order may be amended, supplemented or modified from time to time.

“Black Lung Benefits Act” means the Black Lung Benefits Act, title 30 of the United States Code, sections 901 et seq., the Black Lung Benefits Reform Act of 1977, Pub. L. No. 95-239, 92 Stat. 95 (1978), the Black Lung Benefits Amendments of 1981, Pub. L. No. 97-119, 95 Stat. 1643, and the Black Lung Consolidation of Administrative Responsibility Act, Pub. L. No. 107-275, 116 Stat. 1925.

“Black Lung Liabilities” means any Liability or benefit obligations related to black lung claims and benefits under the Black Lung Benefits Act, any similar state or local law, and occupational pneumoconiosis, silicosis or other lung disease Liabilities and benefits arising under Applicable Law.

“Break-Up Fee” means $1,000,000.

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“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986.

“Encumbrance” means any title defect, mortgage, lien, pledge, charge, security interest, bailment (in the nature of a pledge or for purposes of security), deed of trust, grant of a power to confess judgment, conditional sales and title retention agreement (including any lease or license in the nature thereof), claim, easement, encroachment, right of way, charge, condition, equitable interest, restriction or encumbrance of any kind, including any overriding royalty interest granted pursuant to an agreement other than an agreement set forth on Schedule 1.01 unless a court of competent jurisdiction orders pursuant to a nonappealable final order that such interest is enforceable against Buyer.

“Environmental Law” means any Applicable Law relating to the pollution, protection or reclamation of the environment or any spill, emission, release or disposal into the environment of, or human exposure to, any pollutant, contaminant or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material.

“Environmental Liabilities” means any and all Liabilities, obligations or commitments (including the cost of any related investigation, remediation, reclamation or monitoring of the environment), whether existing or occurring on, prior to or after the Closing, to the extent arising in connection with or in any way relating to the Purchased Business (as currently conducted), the Purchased Assets, the Transferred Permits or any activities or operations occurring or conducted at the Purchased Real Property, whether known, unknown, accrued, contingent, absolute or otherwise, that in each case arise under or relate to any Environmental Law, any Transferred Permit or any spill, emission, release or disposal into the environment of, or human exposure to, Hazardous Materials.

“Excluded Cash Collateral” means the $2,000,000 of cash collateral that is paid to the Sellers as described in Section 2.06(a).

“Excluded Equipment” means the equipment listed on Exhibit B.

“Existing Financial Assurances” means all reclamation and surety bonds and related letters of credit, cash collateral and other collateral in each case relating to the Purchased Business, which the Sellers and Buyer acknowledge and agree equals $15,872,000 in the aggregate. For the avoidance of doubt, the collateral held by Indemnity National Insurance Company with respect to assets and properties not purchased by Buyer is not an “Existing Financial Assurance” for purposes of this Agreement.

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“Expense Reimbursement Amount” means an amount, not to exceed $250,000, equal to Buyer’s reasonable and documented out-of-pocket costs and expenses (including fees and expenses of counsel) incurred by Buyer in connection with this Agreement and the transactions contemplated hereby.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Hazardous Material” means any pollutant, contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material that in each case is regulated under any Environmental Law.

“Indebtedness” means, with respect to any Person, (i) all indebtedness for borrowed money, (ii) all indebtedness evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business), (iii) all obligations for the deferred purchase price of property or services (other than current Liabilities incurred in the ordinary course of business), (iv) all obligations under capitalized leases, (v) all guarantees (other than those made in the ordinary course of business) or other commitments by which such Person assures a creditor against loss (including contingent reimbursement obligations regarding letters of credit), and (vi) all outstanding prepayment premiums, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i) through (v).

“Knowledge” means (i) with respect to Buyer, to the actual knowledge of Buyer and (ii) with respect to any Seller, to the actual knowledge of any current officer or director of such Seller.

“Liabilities” means all existing or future liabilities, debts, obligations, duties, or adverse claims (including those defined in Section 101(5) of Title 11 of the United States Code) of any Seller of every type and trade, whether matured or unmatured, fixed or contingent, absolute or contingent, known or unknown, accrued or unaccrued, liquidated or unliquidated, direct or indirect, as successor transferee, or otherwise in respect of any and all matters or events, including those arising under Applicable Law, or imposed by any court or arbitrator of any kind, and those arising in connection with coal or other products sold, contracts, leases, commitments or undertakings, including all liabilities arising out of or related to the sponsorship of, the responsibility for, contributions to, or any liability in connection with any employee plan maintained or contributed to by any Seller, and any liability calculable by reference to any of the Sellers or arising from the operation of either the Purchased Assets or the Purchased Business (for example successorship liabilities) except as otherwise specifically provided herein. Without limiting the foregoing, Liabilities shall include any continuation coverage (including any penalties, excise taxes or interest resulting from the failure to provide continuation coverage) required by Applicable Law due to qualifying events, including continuing coverage for any of the Sellers’ employees terminated prior to the Closing Date or whose employment is terminated in connection with the transaction contemplated hereby, or who were not hired by Buyer in connection with the transaction contemplated hereby, whether or not said Liabilities are reflected on the books of such Seller.

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“Material Adverse Effect” means any change, development, occurrence, circumstance or effect that has had or would reasonably be expected to have, individually or in the aggregate with all other changes, developments, occurrences, circumstances or effects, a material adverse effect on the financial condition, assets, Liabilities, business or results of operations of the Purchased Business, taken as a whole, excluding any effect resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Purchased Business operates, (B) changes in financial or securities markets or general economic or political conditions, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Purchased Business operates, (D) acts of war, sabotage or terrorism or natural disasters, (E) the announcement or consummation of the transactions contemplated by this Agreement or the Transaction Documents, (F) any action taken (or omitted to be taken) at the request of Buyer or its Affiliates, (G) any failure by the Sellers or the Purchased Business to meet any projections or forecasts for any period occurring on or after the date hereof, (H) the filing of the Bankruptcy Case and the operations of the Purchased Business in bankruptcy to the extent such operations are undertaken in the ordinary course of business taking into account the Sellers’ financial condition and status as chapter 11 debtors, (I) any action taken by James River or any of its Subsidiaries pursuant to any order of the Bankruptcy Court or (J) any action taken by James River or any of its Subsidiaries that is required, expressly contemplated or permitted pursuant to this Agreement, except, in the case of each of clauses (A), (B), (C) and (D), to the extent the Purchased Business is materially disproportionately affected thereby as compared with other participants in the primary industry in which the Purchased Business operates (but only to the extent of the incremental disproportionate effect on the Purchased Business compared to other companies operating in the primary industry in which the Purchased Business operates).

“Permitted Encumbrance” means (i) Encumbrances that constitute Assumed Liabilities, (ii) statutory liens for Taxes and assessments not yet due and payable, including liens for ad valorem Taxes and statutory liens not yet due and payable arising other than by reason of any default by a Seller, (iii) landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s, repairmen’s liens or other like Encumbrances arising in the ordinary course of business that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect, (iv) easements, covenants, conditions, restrictions and other similar matters of record affecting title to any Purchased Real Property arising in the ordinary course of business (in each case, other than any overriding royalty interest granted pursuant to an agreement set forth on Schedule 1.01) that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect, (v) any Encumbrance or claim affecting any owned Purchased Real Property that does not individually or in the aggregate interfere in any material respect with the present use of the property subject thereto, (vi) the leasehold estate or any sublease, license, or rights of occupancy in any leased Purchased Real Property where a Seller is lessor, (vii) local, county, state and federal laws, ordinances or governmental regulations including Environmental Laws and regulations, local building and fire codes, and zoning, conservation, or other land use regulations now or hereafter in effect relating to any Purchased Real Property which do not, in the aggregate, materially interfere with the present use of the Purchased Real Property subject thereto or (viii) any overriding royalty interest granted pursuant to an agreement set forth on Schedule 1.01 and any overriding royalty interest granted pursuant to an agreement other than an agreement set forth on Schedule 1.01 where a court of competent jurisdiction orders, pursuant to a nonappealable final order, that such interest is enforceable against Buyer.

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“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pre-Closing Tax Period” means (i) any Tax Period ending on or before the Closing Date and (ii) with respect to a Tax Period that commences before but ends after the Closing Date, the portion of such period up to and including the Closing Date.

“Purchased Business” means the mining, processing, selling, shipping and related operations conducted at the mines located at the Purchased Real Property.

“Sale Order” means an order of the Bankruptcy Court pursuant to, inter alia, sections 105, 363 and 365 of the Bankruptcy Code (i) authorizing and approving, inter alia, the sale of the Purchased Assets to Buyer and the assumption of the Assumed Liabilities by Buyer on the terms and conditions set forth herein and (ii) containing certain findings of facts, including a finding that Buyer is a good faith purchaser pursuant to Section 363(m) of the Bankruptcy Code.

“Subsidiary” means, with respect to any Person at any time, any Person of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned or controlled by such Person.

“Surety Letter Agreement” means that certain letter agreement dated as of the date hereof among James River, Buyer, Lexon Surety Group and Indemnity National Insurance Company, which is attached hereto as Exhibit C.

“Tax” means (i) any and all taxes, charges, levies or other similar assessments or Liabilities in the nature of a tax, including income, gross receipts, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, extraction, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes of any kind whatsoever imposed by a Governmental Authority, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof or (ii) Liability for the payment of any amounts of the type described in (i) as a result of being party to any agreement or any express or implied obligation to indemnify any other Person.

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“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction Documents” means the Assignment and Assumption Agreement and each other document, agreement or instrument executed and delivered in connection herewith.

“Workers’ Compensation Liabilities” means any Liabilities or benefit obligations related to workers’ compensation claims and benefits arising under Applicable Law.

(a) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Assumed Contracts	2.01
Assumed Leases	3.05
Agreement	Preamble
Allocation	2.06
Apportioned Obligations	8.01
Assignment and Assumption Agreement	2.07
Assumed Liabilities	2.03
Bankruptcy Court	Recitals
Buyer	Preamble
Closing	2.07
Closing Date Cash Payment	2.06
Confidentiality Agreement	6.01
Cure Costs	2.05
e-mail	12.01
End Date	11.01
Excluded Assets	2.02
Excluded Liabilities	2.04
Interim Period	7.03
James River	Preamble
JRCC Subsidiaries	Preamble
Permits	3.06
Petition Date	Recitals
Post-Closing Tax Period	8.01
Purchase Price	2.06
Purchased Assets	2.01
Purchased Real Property	2.02
Sellers	Preamble
Taxing Authority	1.01
Transferred Employees	9.02
Transferred Permits	2.02
Transfer Taxes	8.01
West Virginia Courts	12.07
WARN Act	7.05

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Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

Article 2
Purchase and Sale

Section 2.01. Purchase and Sale. Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, Buyer agrees to purchase from the Sellers and the Sellers agree to sell, convey, transfer, assign and deliver, or cause to be sold, conveyed, transferred, assigned and delivered, to Buyer at the Closing, free and clear of all Liabilities and Encumbrances, other than Assumed Liabilities and Permitted Encumbrances, all of the Sellers’ right, title and interest in, to and under the following assets and properties owned, held or used in the conduct of the Purchased Business by the Sellers (the “Purchased Assets”):

(a) the real property and leases of, and other interests in, real property listed on Schedule 2.01(a) (the “Purchased Real Property”);

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(b) the buildings, facilities, fixtures and improvements located on the Purchased Real Property, including the related mine facilities and infrastructure;

(c) all machinery, equipment and other personal property and interests therein located on the Purchased Real Property, except for the Excluded Equipment;

(d) all coal inventory located on the Purchased Real Property;

(e) all contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments listed on Schedule 2.01(e) (collectively, the “Assumed Contracts”);

(f) all prepaid expenses, including ad valorem taxes, leases, rentals and royalties and all rights to recoupment and setoff related thereto, in each case to the extent related to an Assumed Contract;

(g) subject to Section 7.03, all licenses, permits or other governmental authorizations set forth on Schedule 2.01(g) and all other transferrable licenses, permits or other governmental authorizations (collectively, the “Transferred Permits”);

(h) all books, records, files and papers, whether in hard copy or computer format, related to the Purchased Assets, including any information relating to any Tax imposed on the Purchased Assets;

(i) all transferable rights, claims, credits, causes of action or rights of set-off against third parties relating to or arising from the Purchased Assets; and

(j) all cash collateral securing all Existing Financial Assurances and all cash, bonds or other funds relating to long-term water treatment issues, other than the Excluded Cash Collateral.

Section 2.02. Excluded Assets. Notwithstanding anything herein to the contrary, Buyer expressly understands and agrees that the following assets and properties of the Sellers (the “Excluded Assets”) shall be excluded from the Purchased Assets:

(a) all of the Sellers’ cash and cash equivalents on hand and in banks;

(b) all accounts, notes and other receivables;

(c) insurance policies relating to the Purchased Business (including any pre-paid premiums in connection therewith) and all claims, credits, causes of action or rights thereunder;

(d) all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby and all minute books and corporate records of the Sellers;

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(e) all rights of the Sellers arising under this Agreement or the transactions contemplated hereby;

(f) all refunds for Taxes incurred in a Pre-Closing Tax Period, including those relating to the Purchased Business or the Purchased Assets, and all Tax Returns of the Sellers, together with all books and records (including working papers) related thereto;

(g) all Tax assets (including duty and tax refunds and prepayments) and net operating losses of the Sellers;

(h) all Avoidance Actions (which, for the avoidance of doubt, do not involve any Assumed Contracts);

(i) all equity interests in the Subsidiaries of James River;

(j) the other assets, properties and rights set forth on Schedule 2.02(j);

(k) all deposits (including security deposits for rent, electricity, telephone, other utilities or otherwise);

(l) all Excluded Equipment;

(m) all Excluded Cash Collateral;

(n) any Purchased Assets sold or otherwise disposed of in the ordinary course of business during the period from the date hereof until the Closing Date; and

(o) all assets and properties of the Sellers or any of their Affiliates that are not owned, held or used in the conduct of the Purchased Business.

Section 2.03. Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, effective at the time of the Closing, to assume only the following debts, obligations, contracts and Liabilities of the Sellers (or any predecessor of any of the Sellers or any prior owner of all or part of their businesses and assets) (the “Assumed Liabilities”):

(a) all Liabilities and obligations of the applicable Sellers to the extent arising under the Assumed Contracts;

(b) all Environmental Liabilities to the extent arising in connection with or in any way relating to the Purchased Business (as currently conducted), the Purchased Assets, the Transferred Permits or any activities or operations occurring or conducted at the Purchased Real Property (including any offsite migration therefrom); and

(c) all Liabilities arising out of or in connection with any act, omission or circumstance occurring at any time after the Closing, including during the Interim Period, to the extent relating to the Purchased Assets.

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Section 2.04. Excluded Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, Buyer is assuming only the Assumed Liabilities and is not assuming any other Liability or obligation of the Sellers of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities and obligations shall be retained by and remain obligations and Liabilities of the applicable Seller (all such Liabilities and obligations not being assumed being herein referred to as the “Excluded Liabilities”). Notwithstanding any provision in this Agreement or any other writing to the contrary, Excluded Liabilities include:

(a) any Liability or obligation of the Sellers, or any member of any consolidated, affiliated, combined or unitary group of which the Sellers are or have been a member, for Taxes, except for Apportioned Obligations and Taxes described in Section 8.01(b) or 8.01(c) that are the responsibility of Buyer;

(b) all trade and vendor accounts payable; to the extent sums are due for royalty obligations, the Sellers shall satisfy them out of proceeds from the sales of the Excluded Equipment and a second priority lien on the Excluded Equipment shall be granted to Buyer in the Sale Order to secure the payment of such royalty obligations;

(c) other than as specifically set forth herein, any Liability of the Sellers under any Indebtedness;

(d) all Black Lung Liabilities and Workers’ Compensation Liabilities occurring prior to the Closing that are related to the Purchased Assets, including to and with respect to current employees of the Sellers and former employees who worked or who were employed at the Purchased Assets, including any such Black Lung Liabilities and Workers’ Compensation Liabilities of the Sellers with respect to any of their respective predecessors;

(e) all obligations of the Sellers or their Affiliates to any broker, finder, officer, director, representative or agent for any investment banking or brokerage fees, finders’ fees or commission relating to the transactions contemplated by this Agreement or any Transaction Document and any other fees or expenses for which the Sellers or their Affiliates are expressly responsible hereunder;

(f) any Liability or obligation to the extent relating to an Excluded Asset;

(g) all Liabilities relating to any current or former employee of the Sellers or their Affiliates or any beneficiary thereof arising out of or in connection with any act, omission or circumstance arising or occurring prior to the Closing, including any Liability or obligation under any employee benefits or compensation arrangement; and

(h) all Litigation whether or not identified on Schedule 3.10(a).

Section 2.05. Assignment of Assumed Contracts and Rights; Cure Amounts. (a) The Sellers shall transfer and assign or cause to be transferred and assigned all Assumed Contracts to Buyer, and Buyer shall assume all Assumed Contracts from the Sellers, as of the Closing Date pursuant to section 365 of the Bankruptcy Code and the Sale Order.

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Buyer shall use commercially reasonable efforts to comply with all requirements of section 365 of the Bankruptcy Code necessary to permit such assignment and assumption. In connection with such assignment and assumption, Buyer shall either (i) cure all defaults under such Assumed Contracts to the extent required by section 365(b) of the Bankruptcy Code at the time of the assumption thereof and assignment to Buyer as provided hereunder (such amounts, the “Cure Costs”) in an amount not greater than shown on Schedule 2.01(e) (unless otherwise agreed to between the Sellers and Buyer) or (ii) pay such Cure Costs to the Sellers and the Sellers shall, at the express written request of Buyer, on or prior to Closing, pay the Cure Costs on account of such Assumed Contracts. To the extent the Cure Costs exceed the total amount set forth on Schedule 2.01(e), the Sellers shall pay the amount of such excess, unless otherwise agreed to between the Sellers and Buyer. The Cure Costs for each Assumed Contract are set forth opposite the name of each Assumed Contract set forth on Schedule 2.01(e) and have been approved by the Bankruptcy Court (unless otherwise agreed to by the applicable counterparty, the Sellers and Buyer). To the extent any such Assumed Contract does not constitute an executory contract subject to assumption and assignment under section 365 of the Bankruptcy Code, then the rights and obligations under such Assumed Contracts shall be transferred to Buyer as part of the sale of the Purchased Assets with such rights and obligations (including all Cure Costs) being expressly assumed by Buyer.

(b) The Sale Order shall provide that as of the Closing, the Sellers shall assign or cause to be assigned to Buyer the Assumed Contracts, each of which shall be identified by the name and date of the Assumed Contract (if available), the other party to the Assumed Contracts and the address of such party for notice purposes, all included on an exhibit attached to either the motion filed in connection with the Sale Order or a motion for authority to assume and assign such Assumed Contracts. Such exhibit shall also set forth the amounts necessary to cure any defaults under each of the Assumed Contracts as determined by the Sellers based on the Sellers’ books and records or as otherwise determined by the Bankruptcy Court.

(c) Notwithstanding anything herein to the contrary, to the extent the assignment of any Assumed Contract is, after giving effect to sections 363 and 365 of the Bankruptcy Code, not permitted by law or not permitted without the consent of another Person, and such restriction cannot be effectively overridden or canceled by the Sale Order or other related order of the Bankruptcy Court, then (i) this Agreement shall not be deemed to constitute an assignment or attempt to assign such Assumed Contract or any right, interest or obligation thereunder if such consent is not given, and the Closing shall proceed with respect to the remaining Purchased Assets without any reduction in the Purchase Price; (ii) no breach of this Agreement shall have occurred by virtue of the nonassignment; and (iii) if such consent is not given, the Sellers and Buyer will, subject to any approval of the Bankruptcy Court that may be required, cooperate in a mutually agreeable arrangement under which Buyer would obtain the benefits and assume the obligations thereunder in accordance with this Agreement.

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(d) Notwithstanding anything in this Agreement to the contrary, Buyer may, from time to time in its discretion, amend or revise Schedule 2.01(a) or Schedule 2.01(e), in order to add or remove any lease or contract to or from such Schedules up to one (1) Business Day prior to the hearing on the Sale Order. Automatically upon the addition of any lease or contract by Buyer in accordance with the previous sentence, such lease shall become part of the Purchased Real Property and such contract shall become an Assumed Contract for all purposes of this Agreement. Automatically upon the deletion of any lease or contract by Buyer in accordance with the first sentence of this Section 2.05(d), such lease or contract shall become an Excluded Asset for all purposes of this Agreement, and no Liabilities arising thereunder or relating thereto shall be assumed by Buyer or be the obligation, Liability, or responsibility of Buyer. If any lease is added to the list of Assumed Leases or any contract is added to the list of Assumed Contracts, then the Sellers shall take such steps as are reasonably necessary to cause such lease or such contract, as the case may be, to be assumed and assigned to Buyer as promptly as possible at or following the Closing; provided, however, that Buyer shall be responsible for the payment of all Cure Costs with respect to any such lease or contract.

Section 2.06. Purchase Price; Allocation of Purchase Price. (a) The purchase price (the “Purchase Price”) is $2,000,000 in cash for the Purchased Assets, which shall be paid by Lexon Surety Group and Indemnity National Insurance Company in accordance with the terms of the Surety Letter Agreement, plus the assumption of the Assumed Liabilities. The Purchase Price shall be paid as provided in Section 2.07.

(b) As soon as practicable following the Closing Date, Buyer shall deliver to the Sellers a statement (the “Allocation Statement”), allocating the Purchase Price (plus Assumed Liabilities, to the extent properly taken into account under Section 1060 of the Code) among the Purchased Assets in accordance with Section 1060 of the Code. If within 10 Business Days after the delivery of the Allocation Statement the Sellers notify Buyer that the Sellers object to the allocation set forth in the Allocation Statement, Buyer and the Sellers shall use commercially reasonable efforts to resolve such dispute within 20 days. In the event that Buyer and the Sellers are unable to resolve such dispute within 20 days, each of Buyer and the Sellers may allocate the Purchase Price in accordance with Section 1060 of the Code in its sole discretion.

(c) Subject to the last sentence of Section 2.06(b), the Sellers and Buyer agree to (i) be bound by the Allocation Statement and (ii) report, act and file Tax Returns in accordance with the allocation in the preparation, filing and audit of any Tax Return (including filing Form 8594 with their federal income Tax Returns for the taxable year that includes the date of the Closing).

(d) Not later than 30 days prior to the filing of their respective Forms 8594 relating to this transaction, each party shall deliver to the other party a copy of its Form 8594.

Section 2.07. Closing. The closing (the “Closing”) of the purchase and sale of the Purchased Assets and the assumption of the Assumed Liabilities hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, or via facsimile or other electronic delivery of documents and receipt of documents previously sent by overnight courier service, if any, as soon as possible, but in no event later than three Business Days, after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as Buyer and the Sellers may agree. At the Closing:

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(a) The Sellers and Buyer shall cause Lexon Surety Group and Indemnity National Insurance Company to deliver to the Sellers $2,000,000, in the aggregate, in accordance with the terms of the Surety Letter Agreement, in immediately available funds by wire transfer to an account designated by the Sellers, by notice to Buyer, said notice to be delivered not later than two Business Days prior to the Closing Date.

(b) The Sellers and Buyer shall enter into an Assignment and Assumption Agreement substantially in the form attached hereto as Exhibit A (the “Assignment and Assumption Agreement”), and, subject to the provisions hereof, the Sellers shall deliver to Buyer such deeds, bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary to vest in Buyer all right, title and interest in, to and under the Purchased Assets free and clear of all Liabilities and Encumbrances, other than Assumed Liabilities and Permitted Encumbrances.

(c) Buyer shall deliver to the Sellers:

(i) to the extent not previously delivered, a duly executed counterpart to each Transaction Document to which Buyer is a party and all other documents or instruments required to be delivered by it on or prior to the Closing Date pursuant to this Agreement or to consummate the transactions contemplated by this Agreement;

(ii) a certificate, dated the Closing Date and signed by an authorized officer of Buyer pursuant to Section 10.03(c) hereof; and

(iii) to the extent not previously delivered, binding commitments from sureties sufficient to replace all existing reclamation and surety bonds of the Sellers relating to the Transferred Permits; and

(d) The Sellers shall deliver to Buyer:

(i) to the extent not previously delivered, a duly executed counterpart to each Transaction Document to which Buyer is a party and all other documents or instruments required to be delivered by it on or prior to the Closing Date pursuant to this Agreement or to consummate the transactions contemplated by this Agreement;

(ii) a copy of the final Sale Order; and

(iii) a certificate, dated the Closing Date and signed by an authorized officer of James River pursuant to Section 10.02(c) hereof.

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Article 3
Representations and Warranties of the Sellers

Except as set forth in the Disclosure Schedule, each Seller represents and warrants to Buyer that:

Section 3.01. Corporate Existence and Power. Such Seller is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Material Adverse Effect.

Section 3.02. Corporate Authorization. The execution, delivery and, subject to the entry of the Sale Order, performance by such Seller of this Agreement and each Transaction Document and the consummation of the transactions contemplated hereby and thereby are within such Seller’s powers and have been duly authorized by all necessary action on the part of such Seller. Subject to the entry of the Sale Order, each of this Agreement and the Transaction Documents constitutes a valid and binding agreement of such Seller.

Section 3.03. Governmental Authorization. The execution, delivery and performance by such Seller of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) the Bankruptcy Court; (ii) the transfer or reissuance of the Transferred Permits as contemplated by Section 7.03; and (iii) any such action or filing as to which the failure to make or obtain would not have a Material Adverse Effect.

Section 3.04. Noncontravention. After giving effect to the Sale Order, the execution, delivery and performance by such Seller of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the organizational documents of such Seller, (ii) assuming compliance with the matters referred to in Section 3.03, violate any Applicable Law or (iii) constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation under any Assumed Contract, with such exceptions, in the case of clause (iii), as would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.05. Properties. The Purchased Real Property constitutes all real property used or held for use exclusively in the conduct of the Purchased Business that such Seller owns, leases, operates or subleases.

(a) Schedule 2.01(a) sets forth an accurate and complete list of all owned and leased real property used or held for use exclusively in the conduct of the Purchased Business.

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(b) True and complete copies of the following have heretofore been delivered to Buyer: (i) all leases comprising the Purchased Real Property (the “Assumed Leases”), including all material amendments and exhibits, (ii) surface and mineral maps which depict, in a reasonably accurate manner, the location and boundaries and surface and mineral owners of all Purchased Real Property, (iii) all deeds, title insurance policies, title insurance commitments, title reports, title opinions, title abstracts, maps and surveys relating to the Purchased Real Property and (iv) all documents evidencing recorded and unrecorded Encumbrances upon the Purchased Real Property, in the case of each of clauses (i) through (iv) which the Sellers have in their possession.

(c) Schedule 3.05(c) contains a true and complete list of all prepaid royalties and un-recouped minimum royalties for each Assumed Lease for the month ended November 30, 2014.

(d) Each of the Assumed Leases is in full force and effect and constitutes a valid and binding obligation of each applicable Seller and, to the Knowledge of the Sellers, the other parties thereto.

(e) Except as disclosed in Schedule 3.05(e), to the Knowledge of the Sellers, there are no material defaults, breaches or uncured violations by any Seller or any other party under any of the Assumed Leases, including any lost coal events, and, to the Knowledge of the Sellers, no event has occurred that (whether with or without notice, lapse of time or the happening or occurrence of any other event) would constitute a material default, breach or uncured violation by any Seller or any other party under any of the Assumed Leases, including any lost coal events, except for any such defaults or breaches that would be cured through payment of the Cure Costs or arising solely as a consequence of the Bankruptcy Case.

(f) Except as set forth on Schedule 3.05(f), to the Knowledge of the Sellers, the Assumed Leases have not been assigned or subleased and no options or rights of first refusal to purchase or sublease any of the Sellers’ interest in the Purchased Real Property exists.

Section 3.06. Licenses and Permits. Schedule 3.06 describes each material license, franchise, permit, certificate, approval or other similar authorization that is necessary for the operation of the Purchased Business as currently conducted and the ownership of the Purchased Assets (the “Permits”). The Permits are valid and in full force and effect, and such Seller is not in default under, and no event has occurred and no condition exists that with notice or lapse of time or both would constitute a default under, the Permits, except for such failures that would not have, individually or in the aggregate, a Material Adverse Effect. No Seller has received any written notice of violation or noncompliance with respect to any of its Permits, which violation has not been timely abated.

Section 3.07. Environmental. (a) Except as would not have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of such Seller: (i) no written notice, order, request for information, complaint or penalty has been received in the past three years by such Seller with respect to the Purchased Business or the Purchased Assets, and there are no judicial, administrative or other actions, suits or proceedings pending or threatened in writing, in each case, that allege a violation by or Liability of the Purchased Business of or under any Environmental Law; and (ii) the Purchased Business is in compliance with all applicable Environmental Laws.

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(b) Except as set forth in Section 3.06 and this Section 3.07, no representations or warranties are being made by such Seller with respect to matters arising under or relating to Environmental Law, Environmental Liabilities or other environmental matters.

Section 3.08. Title to the Purchased Assets. Subject to the terms of the Sale Order, upon consummation of the transactions contemplated hereby, including the transfer or reissuance of the Transferred Permits as contemplated by Section 7.03, Buyer will have acquired good and marketable title in and to, or a valid leasehold interest in, each of the Purchased Assets, free and clear of all Liabilities and Encumbrances, except for Assumed Liabilities and Permitted Encumbrances.

Section 3.09. Assumed Contracts. Schedule 2.01(e) sets forth the Cure Costs with respect to each of the Assumed Contracts. To the Knowledge of the Sellers, Buyer has been provided with a complete copy of each Assumed Contact. Each Assumed Contract to which such Seller is a party is a valid and binding agreement of such Seller and is in full force and effect, and none of such Seller or, to the Knowledge of the Sellers, any other party thereto is in default or breach in any respect under the terms of any such Assumed Contract, except for any such defaults or breaches that would not have a Material Adverse Effect or that would be cured through payment of the Cure Costs or arising solely as a consequence of the Bankruptcy Case.

Section 3.10. Litigation, Investigations and Claims. (a) Schedule 3.10(a) sets forth a true, complete and correct list of all existing and pending litigation, arbitration, judgment, court order, decree, injunction, administrative order, claim, dispute, process or other actions against any Seller or against or related to the Purchased Assets or the operation of the Purchased Business which would reasonably be expected to be material to the Purchased Business, taken as a whole.

(b) Except as set forth on Schedule 3.10(b), to the Knowledge of the Sellers, there is no formal investigation, cessation order or notice of violation or other actions or otherwise against the Purchased Assets or the operation of the Purchased Business or that, in each case, would be material and prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

(c) No Seller is in default in respect of any order, writ, injunction, decree or process of any arbitrator or Governmental Authority, which default would prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

Section 3.11. Laws and Regulations. The Sellers are in compliance in all material respects with all Applicable Laws relating to the Purchased Business and the Purchased Assets, except (i) as explicitly disclosed in Schedule 3.11 or (ii) for violations that have not had and would not reasonably be expected to have a materially adverse impact upon the Purchased Business, taken as a whole.

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Section 3.12. Tax Matters. With respect to the Purchased Business and the Purchased Assets, the Sellers have filed or caused to be filed all material Tax Returns required to have been filed by the Sellers with respect to, by or for the Sellers, the Purchased Business or the Purchased Assets for the period prior to the Closing except for those Tax Returns for which the filing date has not yet passed. All such Tax Returns are correct and complete in all material respects and were prepared in substantial compliance with all Applicable Laws. Sellers have paid all material Taxes that have become due pursuant to those Tax Returns or pursuant to any assessment or adjustment made with respect thereto. There are no material unpaid Taxes due and owing by Sellers or by any other Person that are or could reasonably be expected to become an Encumbrance on the Purchased Assets or otherwise adversely affect the operation of the Purchased Business. Sellers have collected or withheld all material amounts required to be collected or withheld by Sellers for all Taxes or assessments, and all such amounts have been paid to the appropriate Taxing Authority or set aside in appropriate accounts for future payment when due. No claim has been made by any Taxing Authority in a jurisdiction where the Sellers do not file Tax Returns with respect to the Purchased Business or the Purchased Assets that the Sellers are or may be subject to taxation by that jurisdiction with respect to the Purchased Business or the Purchased Assets. The Sellers have not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, in each case, if it would have an adverse impact on the Purchased Assets or the Purchased Business or subject Buyer or any of its Affiliates to any material Tax Liability after the Closing.

Section 3.13. Collateral. To the Knowledge of the Sellers, Schedule 3.13 sets forth all cash collateral securing all Existing Financial Assurances and all cash, bonds or other funds relating to long-term water treatment issues.

Article 4
Representations and Warranties of Buyer

Buyer represents and warrants to the Sellers that:

Section 4.01. Corporate Existence and Power. Buyer is a limited liability company, validly existing and in good standing under the laws of its jurisdiction of formation and has all powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Buyer of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby are within the powers of Buyer and have been duly authorized by all necessary action on the part of Buyer. Each of this Agreement and the Transaction Documents constitutes a valid and binding agreement of Buyer.

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Section 4.03. Governmental Authorization. The execution, delivery and performance by Buyer of this Agreement and each of the Transaction Documents and the consummation of the transactions contemplated hereby and thereby require no material action by or in respect of, or material filing with, any Governmental Authority other than (i) the Bankruptcy Court and (ii) the transfer or reissuance of the Transferred Permits as contemplated by Section 7.03.

Section 4.04. Noncontravention. The execution, delivery and performance by Buyer of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate the organizational documents of Buyer, (ii) assuming compliance with the matters referred to in Section 4.03, violate any Applicable Law or (iii) require any consent or other action by any Person under, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit to which Buyer is entitled under any provision of any agreement or other instrument binding upon Buyer, except, in the case of this clause (iii), as would not reasonably be expected to have a material adverse effect on Buyer’s ability to consummate the transactions contemplated in this Agreement and, in each case, after giving effect to the Sale Order.

Section 4.05. Adequate Assurances Regarding Assumed Contracts. As of the Closing, Buyer will be capable of satisfying the conditions contained in sections 365(b)(1)(C) and 365(f)(2)(B) of the Bankruptcy Code with respect to the Assumed Contracts.

Section 4.06. Financing. Buyer has, or will have prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available financing to enable it to make payment when due of the Cure Costs and any other amounts to be paid by it hereunder.

Section 4.07. Litigation. There is no action, suit, investigation or proceeding pending against, or to the Knowledge of Buyer threatened against or affecting, Buyer before any arbitrator or any Governmental Authority which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

Section 4.08. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Buyer who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

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Section 4.09. Assurances Regarding Permits.  As of the Closing, Buyer will be capable of taking transfer of, or obtaining replacement or overlapping permits for, the Transferred Permits and will not have been denied any application for any mining license, permit or other governmental authorization by any Governmental Authority due to application of the Applicant Violator System established pursuant to the federal Surface Mining Control and Reclamation Act (or any applicable state equivalent system), other than any denial for violations that may reasonably be expected to be cured by the time of such transfer or obtaining of permits as contemplated by Section 7.03.

Section 4.10. Inspections; No Other Representations. Buyer is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets as contemplated hereunder. Buyer has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Buyer acknowledges that the Sellers have given Buyer complete and open access to the key employees, documents and facilities of the Purchased Business. Buyer will undertake prior to Closing such further investigation and request such additional documents and information as it deems necessary. Buyer acknowledges and agrees that the Purchased Assets are sold “as is” and Buyer agrees to accept the Purchased Assets and the Purchased Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to the Sellers, except as expressly set forth in this Agreement. Without limiting the generality of the foregoing, Buyer acknowledges that the Sellers make no representation or warranty with respect to (i) any projections, estimates or budgets delivered to or made available to Buyer of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Purchased Business or the future business and operations of the Purchased Business or (ii) any other information or documents made available to Buyer or its counsel, accountants or advisors with respect to the Purchased Business, except as expressly set forth in this Agreement.

Article 5
Covenants of the Sellers

The Sellers agree that:

Section 5.01. Conduct of the Purchased Business. Except as contemplated by this Agreement and to the extent not inconsistent with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, any orders entered by the Bankruptcy Court in the Bankruptcy Case or other Applicable Law, from the date hereof until the Closing Date, the Sellers shall use their commercially reasonable efforts to (i) conduct the Purchased Business in the ordinary course consistent with past practice and (ii) taking into account business exigencies arising as a result of the Sellers’ financial condition and status as a chapter 11 debtor, (a) preserve intact the business organizations of the Purchased Business, (b) continue operating the Purchased Business as a going concern, (c) preserve intact the Purchased Business’s relationships with third parties, (d) keep available the services of the present employees of the Purchased Business, and (e) keep in full force their existing insurance policies or other substantially equivalent insurance coverage. For the avoidance of doubt, the pendency of the Bankruptcy Case and the effects thereof shall in no way be deemed a breach of this Section 5.01.

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Section 5.02. No Changes in Business. Without limiting the generality of Section 5.01, from the date of this Agreement through the Closing, except as expressly permitted by this Agreement or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed) and to the extent not inconsistent with the Bankruptcy Code, the Federal Rules of Bankruptcy Procedure, any orders entered by the Bankruptcy Court in the Bankruptcy Case (provided the Sellers shall (x) not, without the prior written consent of Buyer, seek any order of the Bankruptcy Court compelling them to take any action described in this Section 5.02 and (y) use their commercially reasonable efforts to oppose any motion or other request seeking such an order of the Bankruptcy Court) or other Applicable Law, the Sellers shall not, and shall not permit any of their Affiliates to, with respect to the Purchased Business:

(a) reject, pursuant to Section 365 of the Bankruptcy Code, any Assumed Contract or Assumed Lease;

(b) amend any Assumed Lease, Assumed Contract or commitment or incur or agree to incur any Liability except for non-material Contracts in the ordinary course of business (any Contract or commitment having a value of $25,000 or less will be considered non-material);

(c) grant security interest in, mortgage, pledge or otherwise encumber or subject to an Encumbrance (other than a Permitted Encumbrance) any Purchased Asset;

(d) remove any coal inventory with respect to the Purchased Business except in the ordinary course of business consistent with past practice;

(e) incur any Indebtedness or assume, guarantee or endorse the obligations of any Person, in each case other than Indebtedness or assumptions, guarantees or endorsements of obligations of any Person that do not constitute Assumed Liabilities;

(f) waive, release, assign, settle or compromise any material rights, claims, litigations or arbitrations that constitute Purchased Assets;

(g) enter into any Assumed Contract which materially restricts the ability of the Purchased Business to engage in any business in any geographic area or channel of distribution;

(h) sell, lease, license (as licensor), assign, dispose of or transfer any material tangible or intangible property or contract right that is a Purchased Asset, other than the sale of coal inventory in the ordinary course of business consistent with past practice;

(i) sell, assign, lease (including lease or sublease) or otherwise transfer or dispose of any of the Purchased Assets except the sale of coal inventory in the ordinary course of business consistent with past practice;

(j) make loans or advances to, guarantees for the benefit of, or any investments in, any Person other than to the extent such loans, advances guarantees or investments do not constitute Purchased Assets or Assumed Liabilities, as the case may be;

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(k) make, change or revoke any material Tax election, settle or compromise any material Liability for Taxes, file any materially amended Tax Return, or enter into any material agreement with respect to Taxes, in each case to the extent such action would adversely affect the Purchased Assets or the Purchased Business, or subject Buyer or any of its Affiliates to any Tax Liability, after the Closing Date;

(l) enter into or amend any contract or commitment, or enter into any other transaction, directly or indirectly, with any Affiliate that constitutes an Assumed Contract or gives rise to an Assumed Liability; or

(m) agree or commit to do any of the foregoing.

Section 5.03. Access to Information. (a) From the date hereof until the Closing Date, the Sellers will (i) give Buyer, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Sellers relating to the Purchased Business, (ii) furnish to Buyer, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Purchased Business as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of the Sellers to cooperate with Buyer in its investigation of the Purchased Business. Any investigation by Buyer or its authorized representatives pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Sellers. Notwithstanding the foregoing, Buyer shall not (A) have access to personnel records of the Sellers relating to individual performance or evaluation records, medical histories or other information which in the Sellers’ good faith opinion is sensitive or the disclosure of which could subject the Sellers to risk of liability or (B) conduct or cause to be conducted any sampling, testing or otherwise invasive investigation of the air, soil, surface water, groundwater, building materials or other environmental media related to the Purchased Business or the Purchased Assets. Notwithstanding the foregoing, until the Sale Order shall have been entered, except with the prior written consent of the Sellers, Buyer shall not, and shall cause its Affiliates and their respective representatives (including counsel, accountants and financial advisors) not to, initiate or maintain contact with any security-holder, director, officer, employee, partner, manager, member, agent, advisor, representative, customer, supplier, vendor, independent contractor, lender or landlord of the Sellers or any of their Affiliates with respect to, or relating or referring in any way to the Purchased Business or the Purchased Assets.

Section 5.04. Bankruptcy Process. (a) The Sellers covenant and agree that if the Sale Order is entered, the terms of any plan submitted by the Sellers to the Bankruptcy Court for confirmation shall not conflict with, supersede, abrogate, nullify, modify, or restrict the terms of this Agreement and the rights of Buyer hereunder, or in any way prevent or interfere with the consummation or performance of the transactions contemplated by this Agreement, including any transaction that is contemplated by or approved pursuant to the Sale Order.

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(b) Sellers shall file with the Bankruptcy Court a proposed Sale Order providing for approval of this Agreement and the sale of the Purchased Assets to Buyer on the terms and conditions hereof. The Sellers shall deliver to Buyer prior to filing, and as early in advance as is practicable to permit adequate and reasonable time for Buyer and its counsel to review and comment, a draft of such proposed Sale Order, and no such proposed Sale Order shall be filed by Sellers with the Bankruptcy Court unless Buyer shall have determined that the same is reasonably acceptable to Buyer.

(c) If the Sale Order or any other orders of the Bankruptcy Court relating to this Agreement shall be appealed or petition for certiorari or motion for rehearing or reargument shall be filed with respect thereto, the Sellers agree to take all action as may be commercially reasonable and appropriate to defend against such appeal, petition or motion and Buyer agrees to cooperate in such efforts, and each Party agrees to use its reasonable efforts to obtain an expedited resolution of such appeal; provided that the absence of an appeal of the Sale Order shall not be a condition to any Party’s obligation to consummate the transactions contemplated hereby at the Closing

Section 5.05. Additional Bankruptcy Matters. (a) From and after the date of this Agreement and until the Closing Date, to the extent reasonably practicable, the Sellers shall deliver to Buyer drafts of any and all pleadings, motions, notices, statements, applications, schedules, reports, and other papers to be filed or submitted by the Sellers in connection with or related to this Agreement for Buyer’s prior review. The Sellers shall make reasonable efforts to consult and cooperate with Buyer regarding (i) any such pleadings, motions, notices, statements, applications, schedules, reports, or other papers, (ii) any discovery taken in connection with the seeking entry of the Sale Order (including any depositions) and (iii) any hearing relating to the Sale Order, including the submission of any evidence, including witnesses testimony, in connection with such hearing.

(b) The Sellers acknowledge and agree, and the Sale Order shall provide that, on the Closing Date and concurrently with the Closing, all then existing or thereafter arising Liabilities and Encumbrances of, against or created by the Sellers or their bankruptcy estates, shall be fully released from and with respect to the Purchased Assets, which shall be transferred to Buyer free and clear of all Liabilities and Encumbrances, except for Assumed Liabilities and Permitted Encumbrances.

Article 6
Covenants of Buyer

Buyer agrees that:

Section 6.01. Confidentiality. Buyer and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold all confidential documents and information concerning the business of James River and its Subsidiaries furnished to Buyer or its Affiliates in connection with the transactions contemplated by this Agreement in accordance with the provisions of the Confidentiality Agreement, dated as of July 25, 2014, between James River and Buyer (the “Confidentiality Agreement”) which, notwithstanding anything to the contrary contained therein, shall remain in full force and effect following the execution of this Agreement and shall survive any termination of this Agreement.

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Section 6.02. Access; Sellers Confidentiality. On and after the Closing Date, to the extent permitted by Applicable Law, Buyer will afford promptly to the Sellers and their agents reasonable access to its properties, books, records, employees and auditors to the extent necessary to permit the Sellers to determine any matter relating to its rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access by the Sellers shall not unreasonably interfere with the conduct of the business of Buyer; provided further that the scope of any such access shall be limited to the Purchased Assets.

Section 6.03. Bankruptcy Actions. Buyer acknowledges that it must provide adequate assurance of future performance under the Assumed Contracts and agrees that it shall, and shall cause its Affiliates to, cooperate with the Sellers in connection with furnishing information or documents to the Sellers to satisfy the requirements of section 365(f)(2)(B) of the Bankruptcy Code. In furtherance of the foregoing, Buyer shall promptly take all actions reasonably required to assist in obtaining a Bankruptcy Court finding that there has been an adequate demonstration of adequate assurance of future performance under the Assumed Contracts, such as furnishing affidavits, non-confidential financial information and other documents or information for filing with the Bankruptcy Court and making Buyer’s employees and representatives available to testify before the Bankruptcy Court.

Article 7
Covenants of Buyer and the Sellers

Buyer and the Sellers agree that:

Section 7.01. Further Assurance. Subject to the terms and conditions of this Agreement, the Bankruptcy Code and any orders of the Bankruptcy Court, the Sellers and Buyer shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, in each case, after giving effect to the Sale Order. The Sellers and Buyer agree to execute and deliver such other documents, certificates, agreements and other writings and to use commercially reasonable efforts to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement, to vest in Buyer good title to the Purchased Assets and to assure and evidence the assumption by Buyer of the Assumed Liabilities.

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Section 7.02. Certain Filings. The Sellers and Buyer shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 7.03. Permit and Surety Bond Matters. (a) Buyer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary or desirable under Applicable Law to have transferred to Buyer as promptly as reasonably possible after the Closing the Transferred Permits and to secure as promptly as reasonably possible after the Closing replacement financial assurances to replace the Existing Financial Assurances; provided that Buyer shall be entitled to all of the Sellers’ right, title and interest in, to and under all cash collateral securing all Existing Financial Assurances and all cash, bonds or other funds relating to long-term water treatment issues other than the $2 million of such collateral that is paid to the Sellers as described in Section 2.06(a). The Sellers agree to diligently provide reasonable assistance to support Buyer’s efforts to accomplish all such transfers as soon as possible after Closing, including the transfer of collateral consistent with this Agreement. After the Closing, the cash collateral securing the Existing Financial Assurances shall not be released to Buyer until such time as Buyer secures replacement financial assurance to replace such Existing Financial Assurances or such Existing Financial Assurance is no longer required by Applicable Law. Buyer and the Sellers shall cooperate with one another to allow Buyer, to the extent permitted by and in accordance with Applicable Law and at Buyer’s sole cost and expense, to operate pursuant to such Transferred Permits from and after the Closing as the designated operator until such time as they are transferred to Buyer (the “Interim Period”). For illustration purposes only, Buyer and the Sellers might arrange for the Sellers during the Interim Period to retain one or more Transferred Permits, maintain any associated Existing Financial Assurances and designate Buyer as the operator such that Buyer is authorized to conduct mining activities under the relevant Transferred Permits.

(b) During the Interim Period, Buyer shall satisfy, perform and undertake all Liabilities, obligations, responsibilities and requirements relating to such Transferred Permits and mining activities conducted thereunder and agrees that any Environmental Liabilities relating to the Transferred Permit and all Liabilities arising out of or in connection with any act, omission or circumstance occurring or existing during the Interim Period constitute Assumed Liabilities pursuant to Section 2.03. If any of the Sellers receives notice of a violation under a Transferred Permit prior to its transfer or reissuance to Buyer, then the Sellers agrees to give Buyer reasonably prompt notice of such violation. If the Sellers reasonably determine that Buyer will not cause such violation to be cured in a timely fashion, then the Sellers and their Affiliates shall have all rights necessary to cure, or cause to be cured, such violation themselves and be promptly reimbursed by Buyer for the reasonable costs of curing such violation.

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(c) With respect to any Existing Financial Assurance maintained after the Closing, Buyer shall indemnify and hold harmless the Sellers and their Affiliates against, and reimburse the Sellers and their Affiliates for, any and all losses, expenses, costs or other damages incurred in connection with such Existing Financial Assurances, including: (i) costs to maintain such Existing Financial Assurances, whether or not any such Existing Financial Assurance is accessed, drawn upon or required to be performed; (ii) amounts payable in connection with any Existing Financial Assurance to any beneficiary of or counterparty to such Existing Financial Assurance; and (iii) amounts otherwise incurred as a result of any Existing Financial Assurances being accessed, drawn upon or required to be performed.

Section 7.04. Public Announcements. Except as may be necessary in connection with the Bankruptcy Case, the parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 7.05. WARN Act. Seller shall retain and Buyer shall not assume any obligations and Liabilities arising under the Worker Adjustment and Retraining Notification Act (or any similar state or local law, the “WARN Act”) relating to any acts or omissions on or after the Closing, including as a result of the transactions contemplated by this Agreement. Buyer shall have no obligation to send notices under the WARN Act as a result of the transactions contemplated by this Agreement.

Section 7.06. Notification of Certain Events. Each party shall promptly notify the other of any event, condition or circumstance of which such party becomes aware prior to the Closing Date that would cause, or would reasonably be expected to cause, a violation or breach of this Agreement (or a breach of any representation or warranty contained in this Agreement). During the period prior to the Closing Date, each party will promptly advise the other in writing of any written notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement.

Section 7.07. Bankruptcy Court Approval. Each of the Sellers and Buyer acknowledge that this Agreement and the sale of the Purchased Assets are subject to Bankruptcy Court approval. Prior to the execution of this Agreement, the Sellers have filed a motion with the Bankruptcy Court seeking entry of the Sale Order. The Sellers and Buyer shall cooperate with each other in seeking entry of the Sale Order. Buyer agrees that it will, at Buyer’s own cost, promptly take all actions that are reasonably requested by the Sellers to assist in obtaining the Bankruptcy Court’s entry of the Sale Order, including furnishing affidavits, financial information or other documents or information for filing with the Bankruptcy Court and making Buyer’s employees and representatives available to testify before the Bankruptcy Court. Notwithstanding any provision in this Agreement or any other writing to the contrary, the Sellers are permitted to respond to any inquiry and supply information regarding the Purchased Business and the Purchased Assets submitted by any potential counterparty to an Alternative Transaction. The Sellers shall contemporaneously provide to Buyer any such information not previously provided to Buyer.

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Section 7.08. Removal of Excluded Assets. (a) Within thirty (30) days after the Closing Date, the Sellers shall segregate and remove from the Purchased Real Property all Excluded Assets, other than the Excluded Equipment. The Sellers shall remove such items at the Sellers’ sole cost and expense in a manner so as not to unreasonably interfere with Buyer’s operations on the Purchased Real Property, and the Sellers shall bear full liability for any and all claims related to or arising from such Excluded Assets and their removal.

(b) For six months following the Closing Date, Buyer shall permit the Excluded Equipment to remain at a location that is mutually agreed to by Buyer and the Sellers on the Purchased Real Property and cooperate with the reasonable requests of the Sellers and their representatives in connection with the sale of the Excluded Equipment; provided that such cooperation shall not unreasonably interfere with Buyer’s operations on the Purchased Real Property. The Sellers shall remove the Excluded Equipment at the Sellers’ sole cost and expense and shall bear all liability for any and all claims related to or arising from such Excluded Assets, including (but limited to) their storage and removal.

Article 8
Tax Matters

Section 8.01. Tax Cooperation; Responsibility for Taxes. (a) Buyer and the Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Business and the Purchased Assets and Assumed Liabilities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax. Buyer shall retain all books and records with respect to Taxes pertaining to the Purchased Assets and the Assumed Liabilities for a period of at least six years following the Closing Date. On or after the end of such period, Buyer shall provide the other with at least 10 days prior written notice before destroying any such books and records, during which period any of the Sellers can elect to take possession, at its own expense, of such books and records. The Sellers and Buyer shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Purchased Assets, the Assumed Liabilities or the Purchased Business.

(b) All real property taxes, personal property taxes and similar ad valorem obligations levied with respect to the Purchased Assets and Assumed Liabilities for a taxable period that includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between the Sellers and Buyer based on the number of days of such taxable period included in the Pre-Closing Tax Period and the number of days of such taxable period after the Closing Date (any such portion of such taxable period, the “Post-Closing Tax Period”). The Sellers shall be liable for the proportionate amount of such taxes that is attributable to the Pre-Closing Tax Period, and Buyer shall be liable for the proportionate amount of such taxes that is attributable to the Post-Closing Tax Period; provided that Buyer shall be liable for and shall timely pay all such Taxes relating to all coal inventory included in the Purchased Assets pursuant to Section 2.01(d). The Sellers shall pay any amounts payable by them under this Section 8.01(b) on the date such amounts become due, but no later than April 30, 2015. To the extent there are any unpaid Apportioned Obligations as of April 30, 2015, the Sellers shall satisfy them out of the proceeds from the sales of the Excluded Equipment and a second priority lien on the Excluded Equipment shall be granted to Buyer in the Sale Order to secure the payment of such Apportioned Obligations.

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(c) All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer, gains and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne by the Sellers. Buyer and the Sellers shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation. Buyer shall, at its own expense, file any Tax Returns and other documentation that must be filed in connection with Transfer Taxes, and shall use its reasonable best efforts to provide such Tax Returns to the Sellers at least 10 Business Days prior to the date such Tax Returns are due to be filed. If required by Applicable Law, the parties will, and will cause their respective Affiliates to, join in the execution of any such Tax Returns or other documentation.

(d) Apportioned Obligations and Taxes described in Section 8.01(b) or 8.01(c) shall be timely paid, and all applicable filings, reports and returns shall be filed, as provided by Applicable Law. The paying party shall be entitled to reimbursement from the non-paying party in accordance with Section 8.01(b) or 8.01(c), as the case may be. Upon payment of any such Apportioned Obligation or Tax, the paying party shall present a statement to the non-paying party setting forth the amount of reimbursement to which the paying party is entitled under Section 8.01(b) or 8.01(c), as the case may be, together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The non-paying party shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement. Any payment not made within such time shall bear interest at the federal underpayment rate for each day until paid.

(e) On or before the Closing Date, the Sellers shall deliver to Buyer a certification that the Sellers are not a foreign person in accordance with Section 1445 of the Code.

Article 9
Employees

Buyer shall be under no obligation to hire any employees of Sellers. Within five Business Days following the Closing Date, Buyer shall provide to the Sellers a list of the former employees of the Sellers who have accepted offers of employment with Buyer and will commence working for Buyer after the Closing Date (or upon return to work from approved vacation or leave of absence).

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Article 10
Conditions to Closing

Section 10.01. Conditions to Obligations of Buyer and the Sellers. The obligations of Buyer and the Sellers to consummate the Closing are subject to the satisfaction of the following conditions:

(a) The Sale Order shall have been entered by the Bankruptcy Court in a form reasonably satisfactory to Buyer and the Sellers, shall be in full force and effect, shall not be subject to a stay pending appeal, shall not have been modified or amended without the written consent of the Sellers and Buyer and shall not have been reversed or vacated.

(b) No provision of any Applicable Law shall prohibit the consummation of the Closing.

Section 10.02. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) The Sellers shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date.

(b) The representations and warranties of the Sellers contained in this Agreement shall be true at and as of the Closing Date, as if made at and as of such date, with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect.

(c) Buyer shall have received a certificate signed by an authorized officer of James River certifying the satisfaction of the conditions set forth in the foregoing clauses (a) and (b).

(d) Since the date hereof, there shall not have occurred any Material Adverse Effect.

(e) All cash collateral securing all Existing Financial Assurances and all cash, bonds or other funds relating to long-term water treatment issues, other than the Excluded Cash Collateral, shall be at least $13,200,000.

Section 10.03. Conditions to Obligation of the Sellers. The obligation of the Sellers to consummate the Closing is subject to the satisfaction of the following further conditions:

(a) Buyer shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Closing Date.

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(b) The representations and warranties of Buyer contained in this Agreement shall be true in all material respects at and as of the Closing Date, as if made at and as of such date.

(c) The Sellers shall have received a certificate signed by an authorized officer of Buyer certifying the satisfaction of the conditions set forth in the foregoing clauses (a) and (b).

Section 10.04. Frustration of Closing Conditions. No party may rely on the failure of any condition set forth in this Article 10 to be satisfied to excuse such party’s obligation to effect the Closing if such failure was caused by such party’s breach of this Agreement.

Article 11
Termination

Section 11.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of the Sellers and Buyer;

(b) by either the Sellers or Buyer if the Closing shall not have been consummated on or before January 31, 2015 (the “End Date”); provided, however, that at the time of such termination, the party seeking to terminate shall not be in material breach of its obligations under this Agreement, including its obligation to consummate the Closing on the terms and subject to the conditions set forth herein;

(c) by either the Sellers or Buyer if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

(d) by the Sellers if (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Buyer set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 10.01 or 10.03 not to be satisfied and (ii) such condition is incapable of being cured or, if curable, is not cured by Buyer by the earlier of (A) within 20 days after the giving of written notice of such breach or failure and (B) the End Date; provided, that at the time of such termination, the Sellers shall not be in material breach of its obligations under this Agreement;

(e) by Buyer if (i) a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Sellers set forth in this Agreement shall have occurred that would cause any of the conditions set forth in Section 10.01 or 10.02 not to be satisfied and (ii) such condition is incapable of being cured or, if curable, is not cured by the Sellers by the earlier of (A) within 20 days after the giving of written notice of such breach or failure and (B) the End Date; provided, that at the time of such termination, Buyer shall not be in material breach of its obligations under this Agreement; or

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(f)     (i) by the Sellers if any Seller enters into a definitive agreement with respect to an Alternative Transaction or (ii) by either Buyer or the Sellers if the Bankruptcy Court approves an Alternative Transaction, or automatically if an Alternative Transaction is consummated.

The party desiring to terminate this Agreement pursuant to Section 11.01(b), 11.01(c), 11.01(d), 11.01(e) or 11.01(f) shall give notice of such termination to the other party.

Section 11.02. Effect of Termination. (a) If this Agreement is terminated as permitted by Section 11.01 or 12.12, such termination shall be without liability of either party (or any stockholder, director, officer, member, manager, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful (i) failure of either party to fulfill a condition to the performance of the obligations of the other party, (ii) failure to perform a covenant of this Agreement or (iii) breach by either party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all damages, losses and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses) incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 6.01 and 7.04, this Section 11.02 and Article 12 shall survive any termination hereof pursuant to Section 11.01 or 12.12.

(b) Notwithstanding Section 11.02(a), if (i) this Agreement is terminated pursuant to Section 11.01(f) and (ii) at the time of such termination, Buyer is not then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement in a manner that would cause the conditions set forth in Section 10.03(a) or 10.03(b) not to be satisfied, then the Sellers shall pay to Buyer (A) the Break-Up Fee and (B) the Expense Reimbursement Amount, in each case by wire transfer of immediately available funds concurrently with the consummation of the applicable Alternative Transaction. The parties hereto acknowledge and agree that upon any termination of this Agreement under circumstances where the Break-Up Fee and Expense Reimbursement Amount is payable by the Sellers pursuant to this Section 11.02(b) and such amount is paid in full, Buyer shall be precluded from any other remedy against the Sellers, at law or in equity or otherwise, and Buyer shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the Sellers or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or any of their respective representatives in connection with this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby.

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Article 12
Miscellaneous

Section 12.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission) and shall be given, if to Buyer, to:

Revelation Energy, LLC
1051 Main Street
Milton, West Virginia 25541
Attention: Jeffery A. Hoops
Facsimile No.: 304-390-5975
E-mail: jhoops@revelenergy.com

with a copy to:

Huddleston Bolen LLP
611 Third Avenue
Huntington, West Virginia 25701
Attention: M. Edward Cunningham, II
Facsimile No.: 304-522-4312
E-mail: ecunningham@huddlestonbolen.com

if to the Sellers, to:

James River Coal Company
901 E. Byrd Street, Suite 1600
Richmond, VA 23219
Attention: William B. Murphy
Facsimile No.: (804) 780-0643
E-mail: William.murphy@JamesRiverCoal.com

with a copy to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Brian M. Resnick
Michael Davis
Facsimile No.: (212) 701-5800
E-mail: brian.resnick@davispolk.com
michael.davis@davispolk.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All notices and other communications given in accordance with the provisions of this Agreement shall be deemed to have been given and received when delivered by hand or transmitted by facsimile (with confirmation of transmission) or email, three Business Days after the same are sent by certified or registered mail, postage prepaid, return receipt requested or one Business Day after the same are sent by a reliable overnight courier service, with acknowledgement of receipt.

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Section 12.02. Survival. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing, except for the agreements which by their terms are to be performed by the parties following the Closing (including, for the avoidance of doubt, Section 7.03).

Section 12.03. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 12.04. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

Section 12.05. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 12.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of West Virginia, without regard to the conflicts of law rules of such state.

Section 12.07. Jurisdiction. To the fullest extent permitted by Applicable Law, the parties hereto (a) agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought (i) in the Bankruptcy Court, if brought prior to the entry of a final decree closing the Bankruptcy Case and (ii) in the United States District Court for the Southern District of West Virginia or any West Virginia State court sitting in Cabell County, West Virginia (the “West Virginia Courts”), if brought after entry of such final decree closing the Bankruptcy Case, and shall not be brought, in each case, in any other state or federal court in the United States, (b) agree to submit to the exclusive jurisdiction of the Bankruptcy Court or the West Virginia Courts, as applicable, pursuant to the preceding clauses (a)(i) and (a)(ii), for purposes of all suits, actions or proceedings arising out of, or in connection with this Agreement or the Transaction Documents or the transactions contemplated hereby and thereby, (c) waive and agree not to assert any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 12.01 shall be deemed effective service of process on such party.

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Section 12.08. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 12.09. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

Section 12.10. Entire Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 12.11. Bulk Sales Laws. Buyer and the Sellers each hereby waive compliance by the Sellers with the provisions of the “bulk sales,” “bulk transfer” or similar laws of any state.

Section 12.12. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

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Section 12.13. Disclosure Schedules. The Sellers have set forth information on the Disclosure Schedule in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a Schedule need not be set forth in any other section so long as its relevance to such other section of the Schedule or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that (1) the Schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of Buyer and (2) the disclosure by the Sellers of any matter in the Schedules shall not be deemed to constitute an acknowledgment by the Sellers that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

Section 12.14. Specific Performance. The parties hereto acknowledge and agree that irreparable damage for which monetary damage, even if available, would not be an adequate remedy, would occur if the parties hereto do not perform any provision of this Agreement in accordance with the terms hereof or otherwise breach any such provision and that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

[Signature page follows]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

REVELATION ENERGY, LLC

By: /s/ Jeffrey A. Hoops

Name: Jeffery A. Hoops

Title: President & CEO

JAMES RIVER COAL COMPANY, on behalf of the Sellers

By: /s/ William B. Murphy

Name: William B. Murphy

Title: Chief Restructuring Officer

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Exhibit A
ASSIGNMENT AND ASSUMPTION AGREEMENT

ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated as of [●], 2014, among James River Coal Company, a Virginia corporation (“James River”), the Subsidiaries of James River set forth on Schedule A of the Asset Purchase Agreement (collectively, the “JRCC Subsidiaries”, and together with James River, the “Sellers”) and Revelation Energy, LLC, a Kentucky limited liability company (“Buyer”).

W I T N E S S E T H :

WHEREAS, Buyer and the Sellers have concurrently herewith consummated the purchase by Buyer of the Purchased Assets pursuant to the terms and conditions of the Asset Purchase Agreement dated December 22, 2014 by and among Buyer and the Sellers, (the “Asset Purchase Agreement”; terms defined in the Asset Purchase Agreement and not otherwise defined herein being used herein as therein defined) and the entry of the Sale Order;

WHEREAS, pursuant to the Asset Purchase Agreement, Buyer has agreed to assume certain liabilities and obligations of the Sellers with respect to the Purchased Assets and the Purchased Business;

NOW, THEREFORE, in consideration of the sale of the Purchased Assets and in accordance with the terms of the Asset Purchase Agreement and the Sale Order, Buyer and the Sellers agree as follows:

1. (a) The Sellers do hereby sell, transfer, assign and deliver to Buyer all of the right, title and interest of the Sellers in, to and under the Purchased Assets free and clear of all Liabilities and Encumbrances, other than the Assumed Liabilities and Permitted Encumbrances; provided that no sale, transfer, assignment or delivery shall be made of any or any material portion of any Purchased Asset if an attempted sale, assignment, transfer or delivery, without the consent of a third party, would constitute a breach or other contravention thereof or in any way adversely affect the rights of Buyer or the Sellers thereunder (after giving effect to the Sale Order).

(b) Buyer does hereby accept all the right, title and interest of the Sellers in, to and under all of the Purchased Assets (except as aforesaid) and Buyer assumes and agrees to pay, perform and discharge promptly and fully when due all of the Assumed Liabilities and to perform all of the obligations of the Sellers to be performed under the Assumed Contracts except to the extent liabilities or obligations thereunder constitute Excluded Liabilities.

2. This Agreement shall be governed by and construed in accordance with the law of the State of West Virginia, without regard to the conflicts of law rules of such state.

A-1

3. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

4. If there is any conflict between this Agreement and the Asset Purchase Agreement, the Asset Purchase Agreement shall control.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

JAMES RIVER COAL COMPANY, on behalf of the Sellers

By: /s/ William B. Murphy

Name: William B. Murphy

Title: Chief Restructuring Officer

REVELATION ENERGY, LLC

By: /s/ Jeffrey A. Hoops

Name: Jeffery A. Hoops

Title: President & CEO

A-2

Exhibit B
Excluded Equipment

(see attached)

B-1

Exhibit C
Surety Letter Agreement

(see attached)

C-1